UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 001-34999

OSSEN INNOVATION CO., LTD.

(Translation of registrant’s name into English)

518 SHANGCHENG ROAD, FLOOR 17

SHANGHAI, CHINA 200120

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______.

Timing of Filing of Annual Report on Form 20-F for the Year Ended December 31, 2019

Ossen Innovation Co., Ltd. (the “Company,” “we,” “our,” “us” or “ours”) is unable to make a timely filing of its Annual Report on Form 20-F (the “Annual Report”) as a result of the novel coronavirus (COVID-19) outbreak.

As a result of the outbreak and spread of COVID-19, the Company’s factories in Jiujiang and Ma’anshan were temporarily closed from China’s Spring Festival national holiday in late January to March 9, 2020. Restrictions on access to the Company’s facilities have resulted in delays by the Company in the preparation of its financial statements and by its independent public accountant in the completion of the necessary audit procedures. This, in turn, has hampered the ability of the Company to complete its financial statements and prepare the Annual Report in time to be filed by the original due date of April 30, 2020.

The Company is relying on SEC Release No. 34-88465 dated March 25, 2020 to delay the filing of the Annual Report and expects to file the Annual Report no later than June 14, 2020 (which is 45 days from the original filing deadline of April 30, 2020). The Company will work diligently to comply with such requirements.

Supplemental Risk Factor

In light of recent developments relating to the COVID-19 pandemic, the Company is supplementing this Form 6-K with the following risk factor:

Our business operations have been and may continue to be materially and adversely affected by the outbreak of the coronavirus disease (COVID-19).

An outbreak of respiratory illness caused by COVID-19 emerged in China in late 2019 and has expanded within the rest of China and globally. The Company’s principal operations are located in China. The new strain of COVID-19 is considered to be highly contagious and poses a serious public health threat. The World Health Organization (the “WHO”) is closely monitoring and evaluating the situation. On March 11, 2020, the WHO declared the outbreak of COVID-19 a pandemic, expanding its assessment of the threat beyond the global health emergency it had announced in January.

Any outbreak of such epidemic illness or other adverse public health developments in China or elsewhere in the world will materially and adversely affect the global economy, our markets and our business. Restrictions on the movement of people and goods currently remain in place in certain regions, which requires us to adjust certain of our sales and delivery processes. A prolonged outbreak of COVID-19 could create disruptions in our operations, which may result in delays of our production and manufacture. Our factories in Jiujiang and Ma’anshan were temporarily closed from China’s Spring Festival national holiday in late January to March 9, 2020, as a result of the COVID-19 outbreak. This may affect our overall financial performance in 2020, although we cannot quantify the overall impact at this time.

We cannot foresee whether the outbreak of COVID-19 will be effectively contained, nor can we predict the severity and duration of its impact. If the outbreak of COVID-19 is not effectively and timely controlled, our business operations and financial condition may be materially and adversely affected as a result of the deteriorating market outlook, the slowdown in regional and national economic growth, weakened liquidity and financial condition of our customers and other factors that we cannot foresee. Any of these factors and other factors beyond our control could have an adverse effect on the overall business environment, cause uncertainties in the regions where we conduct business, cause our business to suffer in ways that we cannot predict and materially and adversely impact our business, financial condition and results of operations.

Forward-Looking Statements

Certain of the statements contained in this Current Report on Form 6-K should be considered forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “if current trends continue,” “optimistic,” “forecast” and other similar words. Such statements include, but are not limited to, statements about the Company’s plans, objectives, expectations, intentions, estimates and strategies for the future, and other statements that are not historical facts. These forward-looking statements are based on the Company’s current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. There may be other factors of which the Company is not currently aware that may affect matters discussed in the forward-looking statements and may also cause actual results to differ materially from those discussed. In particular, the consequences of the COVID-19 outbreak to economic conditions and the industry in general and the financial position and operating results of the Company in particular have been material, are changing rapidly, and cannot be predicted. The Company does not assume any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements other than as required by law. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OSSEN INNOVATION CO., LTD.

Date: April 20, 2020
	By:	/s/ Wei Hua
Name: Wei Hua
Title: Chief Executive Officer